(15043-V)
www.klk.com.my

Our Ref : KLK/SE

1 June 2007

Securities and Exchange Commissio
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
3 May 2007	[1] New Subsidiary: Biogene Life Science Pte Ltd [2] Completion of the Proposed Acquisition of a Subsidiary Company: PT Hutan Hijau Mas [3] Related Party Transactions ("RPT") between Stolthaven (Westport) Sdn Bhd ("Stolthaven") and Taiko Marketing Sdn Bhd ("Taiko Marketing")
10 May 2007	Listed Companies' Crop – April 2007
10 May 2007	Proposed issue of, offer for subscription or purchase of, or invitation to subscribe for or purchase of Islamic commercial papers ("ICP") and /or Islamic medium term notes ("IMTN") (collectively, the "Sukuk Ijarah ICP/IMTN" or "Notes") pursuant to an Islamic issuance programme ("Sukuk Ijarah ICP/IMTN Programme") with an aggregate nominal value of up to RM500.0 million to be established under the Syariah principle of Ijarah
14 May 2007	Schedule for Release of 2nd Quarter Results
	FINANCIAL RESULTS
23 May 2007	2nd Quarterly Report
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
23 May 2007	An interim dividend of 10 sen per share less 27% Malaysian Income Tax
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
3 May 2007	Employees Provident Fund Board
4 May 2007	Employees Provident Fund Board
7 May 2007	Employees Provident Fund Board
11 May 2007	Employees Provident Fund Board
14 May 2007	Employees Provident Fund Board
16 May 2007	Employees Provident Fund Board
21 May 2007	Employees Provident Fund Board
22 May 2007	Employees Provident Fund Board
24 May 2007	Employees Provident Fund Board
28 May 2007	Employees Provident Fund Board
30 May 2007	Employees Provident Fund Board

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

fsc C:\Documents and Settings\sl.lim\My Documents\SECRETARIAL\MISC\ADR-SEC\2007\May 2007.doc

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **03/05/2007 05:03:19 PM**
Reference No **KL-070503-07CA9**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

(A) NEW SUBSIDIARY: BIOGENE LIFE SCIENCE PTE LTD ("BIOGENE")

(B) COMPLETION OF THE PROPOSED ACQUISITION OF A SUBSIDIARY COMPANY: PT HUTAN HIJAU MAS

(C) RELATED PARTY TRANSACTIONS ("RPT") BETWEEN STOLTHAVEN (WESTPORT) SDN BHD ("STOLTHAVEN") AND TAIKO MARKETING SDN BHD ("TAIKO MARKETING")

* **Contents :-**

(A) NEW SUBSIDIARY: BIOGENE LIFE SCIENCE PTE LTD ("BIOGENE")

We wish to announce that Kuala Lumpur Kepong Berhad's 51% owned subsidiary, Davos Life Science Pte Ltd has incorporated a new wholly-owned subsidiary, namely, Biogene in Singapore.

Biogene currently has an issued and paid-up share capital of S$ 1.

The intended principal activity of Biogene is investment holding.

(B) COMPLETION OF THE PROPOSED ACQUISITION OF A SUBSIDIARY COMPANY: PT HUTAN HIJAU MAS

We refer to our earlier announcement on 13 November 2006, and wish to advise that Kuala Lumpur Kepong Berhad's acquisition of a 92% equity interest in PT Hutan Hijau Mas has been completed.

(C) RELATED PARTY TRANSACTIONS ("RPT") BETWEEN STOLTHAVEN (WESTPORT) SDN BHD ("STOLTHAVEN") AND TAIKO MARKETING SDN BHD ("TAIKO MARKETING")

Introduction

Pursuant to paragraph 10.08 of Bursa Malaysia Securities Berhad Listing Requirements, Kuala Lumpur Kepong Berhad ("KLK") wishes to announce the following RPT.

Information on the RPT

Stolthaven, a 51% subsidiary of KLK, is renting storage tanks for chemicals storage and providing drumming services to Taiko Marketing at its bulking tanks facility. The arrangements are on a rolling one year basis, unless terminated.

For the financial year ending 30 September 2007, the potential value for these transactions, which will partly depend on usage, are estimated to be RM1,239,0000.

The above RPT are made in the ordinary course of Stolthaven's business on normal commercial terms which are not more favourable to the related party than those generally available to the public.

Rationale

The principal activity of Stolthaven is the operation of a bulking tank farm in Port Kelang. The renting of the storage tank space and provision of drumming services to third parties is part of the normal business operations of Stolthaven. Taiko Marketing is a distributor of chemicals and chemical products.

Effects on the KLK Group

The aforesaid RPT will not have any effect on the share capital and shareholding structure of KLK nor have any material effects on the net assets, earning and gearing of the Group for the current financial year ending 30 September 2007.

Directors' and Major Shareholders' Interests

The following two Directors of KLK, namely: Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian, are interested in the said RPT by virtue of being persons connected with Dato' Lee Soon Hian, who is their brother and a direct major shareholder of Taiko Marketing.

Save as disclosed, none of the other KLK Directors or major shareholder of KLK have any interest, direct or indirect, in the RPT.

Shareholders' Approval

The transactions do not fall within the class of transaction that requires shareholders' approval.

Directors' Statement

With Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian not involved in any deliberation on the RPT, the other Directors of KLK are of the opinion that the transactions are in the best interest of the Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **10/05/2007 10:18:03 AM**
Reference No **KL-070510-C3F6F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Listed Companies' Crop April 2007

* **Contents :-**

We submit below the crop figures for the month of **April 2007** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2006		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	190,148	226,049	175,040
Crude Palm Oil (mt)	40,741	47,999	36,210
Palm Kernel (mt)	9,226	10,653	8,525
Rubber (kg)	1,806,546	1,970,693	2,097,519

	2007								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	195,918	170,968	171,573	**173,526**					
Crude Palm Oil (mt)	39,106	36,177	35,607	**35,990**					
Palm Kernel (mt)	9,513	8,870	9,034	**8,965**					
Rubber (kg)	2,011,310	2,333,177	1,492,328	**996,246**					

Form Version 2.0

General Announcement

Submitted by MB_ASEAMBANKERS2 on 10-05-2007 05:24:37 PM
Reference No CU-070510-56901

Submitting Merchant Bank (if applicable)	:	**Aseambankers Malaysia Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**Thomas Wee**
* Designation	:	**Vice President**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed issue of, offer for subscription or purchase of, or invitation to subscribe for or purchase of Islamic commercial papers ("ICP") and/or Islamic medium term notes ("IMTN") (collectively, the "Sukuk Ijarah ICP/IMTN" or "Notes") pursuant to an Islamic issuance programme ("Sukuk Ijarah ICP/IMTN Programme") with an aggregate nominal value of up to RM500.0 million to be established under the Syariah principle of Ijarah.

* **Contents :-**

KUALA LUMPUR KEPONG BERHAD'S ("THE COMPANY") IMTN ISSUANCE WITH A NOMINAL VALUE OF RM300 MILLION

Further to the announcements dated 28 March 2007 and 25 April 2007 in relation to the Sukuk Ijarah ICP/IMTN Programme, the Board of Directors of KLK is pleased to announce that the Company has, on 10 May 2007, issued a 5-year IMTN with a nominal value of RM300 million priced at a profit rate of 4% per annum.

The aforesaid IMTN have been assigned a rating of AA2 by Rating Agency Malaysia Berhad respectively.

This announcement is dated 10 May 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **14/05/2007 12:52:30 PM**
Reference No **KL-070514-A4BA8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Schedule for Release of 2nd Quarter Results

* **Contents :-**

We wish to advise that the 2nd Quarter Results (January to March 2007) of the KLK Group is scheduled for release on Wednesday, 23 May 2007 evening.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Financial Results

Submitted by **KUALA LUMPUR KEPONG** on **23/05/2007 05:03:00 PM**
Reference No **KL-070523-EBF3D**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **30/09/2007**

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

*** Quarterly report for the financial period ended** : **31/03/2007**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

2nd qtrly rpt.pdf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2007**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2007	31/03/2006	31/03/2007	31/03/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	1,034,865	856,749	2,206,852	1,870,471
2	Profit/(loss) before tax	171,466	102,093	365,689	314,731
3	Profit/(loss) for the period	128,631	75,821	284,496	247,796
4	Profit/(loss) attributable to ordinary equity holders of the parent	126,697	75,625	282,809	245,869

5	Basic earnings/(loss) per share (sen)	11.90	7.10	26.56	23.09
6	Proposed/Declared dividend per share (sen)	10.00	10.00	10.00	10.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.2900	4.2200

Remarks :

An interim dividend of 10 sen per share less 27% Malaysian income tax (2006 : 10 sen per share less 28% Malaysian income tax) has been declared by the Directors in respect of the financial year ending 30 September 2007.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31/03/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/03/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31/03/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2006 [dd/mm/yyyy] RM'000
1	Gross interest income	2,813	4,136	6,546	9,124
2	Gross interest expense	6,217	2,506	11,896	4,691

Remarks :

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the second quarter ended 31 March 2007

(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 March		6 months ended 31 March	
	2007	2006	2007	2006
	RM'000	RM'000	RM'000	RM'000
		(Restated)		(Restated)
Revenue	1,034,865	856,749	2,206,852	1,870,471
Operating expenses	(890,103)	(793,456)	(1,873,391)	(1,636,676)
Other operating income	25,097	34,398	32,803	74,349
Finance cost	(6,217)	(2,506)	(11,896)	(4,691)
Share of results of associated companies	7,824	6,908	11,321	11,278
Profit before taxation	171,466	102,093	365,689	314,731
Tax expense	(42,835)	(26,272)	(81,193)	(66,935)
Net profit for the period	128,631	75,821	284,496	247,796
Attributable to :-				
Equity holders of the parent	126,697	75,625	282,809	245,869
Minority interests	1,934	196	1,687	1,927
	128,631	75,821	284,496	247,796
	Sen	Sen	Sen	Sen
Earnings per share - Basic	11.90	7.10	26.56	23.09
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2006.

(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 March 2007

(The figures have not been audited.)

	31 March 2007	30 September 2006
	RM'000	RM'000 (Restated)
Property, plant and equipment	1,878,312	1,586,831
Investment property	617	623
Prepaid lease payments	200,439	214,639
Biological assets	1,142,005	1,136,557
Land held for property development	194,668	194,305
Investments in associates	148,172	141,341
Other investments	441,715	449,178
Deferred tax assets	6,169	7,232
Intangible assets	45,471	23,315
Goodwill on consolidation	262,072	101,061
	4,319,640	3,855,082
Current assets		
Inventories	733,017	724,734
Trade and other receivables	758,572	602,892
Tax recoverable	13,813	23,621
Property development costs	25,458	25,960
Cash and cash equivalents	423,185	460,471
	1,954,045	1,837,678
Current liabilities		
Trade and other payables	448,096	399,602
Borrowings	534,131	278,390
Obligations under finance leases	-	28
Tax payable	50,112	24,730
	1,032,339	702,750
Net current assets	921,706	1,134,928
	5,241,346	4,990,010
Share capital	1,067,505	712,516
Reserves	3,514,529	3,795,820
	4,582,034	4,508,336
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the parent	4,568,587	4,494,889
Minority interests	164,895	168,795
Total equity	4,733,482	4,663,684
Long term and deferred liabilities		
Deferred tax liabilities	198,234	186,911
Provision for retirement benefits	39,589	40,809
Borrowings	270,041	98,578
Obligations under finance leases	-	28
	507,864	326,326
	5,241,346	4,990,010
Net assets per share attributable to equity holders of the parent (RM)*	4.29	4.22

* *The comparative net assets per share has been adjusted for the effect of the 1 for 2 Bonus Issue.*

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2006.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the second quarter ended 31 March 2007
(The figures have not been audited.)

	Attributable to the equity holders of the parent										
	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	General reserve	Revenue reserve	Treasury shares	Total	Minority Interests	To Eq
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2006 as previously stated	712,516	1,217,455	47,772	26,517	185,116	14,337	2,304,623	(13,447)	4,494,889	168,795	4,663,684
Effect of adopting FRS 3	-	-	-	-	-	-	58,507	-	58,507	-	58,507
As restated	712,516	1,217,455	47,772	26,517	185,116	14,337	2,363,130	(13,447)	4,553,396	168,795	4,722,191
Net gain/(loss) not recognised in the income statement	-	619	100	(3)	(60,276)	-	(745)	-	(60,305)	(1,029)	(61,334)
Net profit for the period	-	-	-	-	-	-	282,809	-	282,809	1,687	284,496
Dividends paid	-	-	-	-	-	-	(207,313)	-	(207,313)	-	(207,313)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	(4,558)	(4,558)
Bonus Issue	354,989	(354,989)	-	-	-	-	-	-	-	-	-
Realisation of revaluation reserve on disposal of land	-	-	(317)	-	-	-	317	-	-	-	-
At 31 March 2007	1,067,505	863,085	47,555	26,514	124,840	14,337	2,438,198	(13,447)	4,568,587	164,895	4,733,482
At 1 October 2005	712,516	1,217,892	48,231	26,517	156,603	14,337	2,086,592	(13,447)	4,249,241	145,965	4,395,206
Net (loss)/gain not recognised in the income statement	-	(443)	-	-	27,075	-	168	-	26,800	30,424	57,224
Net profit for the period	-	-	-	-	-	-	245,869	-	245,869	1,927	247,796
Dividends paid	-	-	-	-	-	-	(173,802)	-	(173,802)	-	(173,802)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	(4,939)	(4,939)
Transfer from revenue reserve to capital reserve	-	54,642	-	-	-	-	(54,642)	-	-	-	-
At 31 March 2006	712,516	1,272,091	48,231	26,517	183,678	14,337	2,104,185	(13,447)	4,348,108	173,377	4,521,485

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2006.

(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the second quarter ended 31 March 2007

(The figures have not been audited.)

	6 months ended 31 March	
	2007	2006
	RM'000	RM'000 (Restated)
Cash Flows from Operating Activities		
Profit before taxation	365,689	314,731
Adjustment for non-cash flow :-		
Non-cash items	31,933	(5,712)
Non-operating items	2,005	(7,077)
Operating profit before working capital changes	399,627	301,942
Working capital changes :-		
Net change in current assets	(34,934)	(120,793)
Net change in current liabilities	(21,541)	(13,020)
Cash generated from operations	343,152	168,129
Interest paid	(11,433)	(4,940)
Tax paid	(54,224)	(58,214)
Retirement benefit paid	(2,527)	(2,276)
Net cash generated from operating activities	274,968	102,699
Cash Flow from Investing Activities		
Equity investments	(341,300)	(50,040)
Other investments	(180,253)	(91,776)
Net cash used in investing activities	(521,553)	(141,816)
Cash Flow from Financing Activities		
Bank borrowings	417,404	26,271
Dividends paid to shareholders of the Company	(207,313)	(173,802)
Dividends paid to minority shareholders	(4,558)	(4,939)
Issue of shares to minority shareholder	1,026	1,944
Net cash generated from/(used in) financing activities	206,559	(150,526)
Net decrease in cash and cash equivalents	(40,026)	(189,643)
Cash and cash equivalents at 1 October	440,702	615,439
	400,676	425,796
Foreign exchange difference on opening balance	2,321	932
Cash and cash equivalents at 31 March	402,997	426,728

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2006.

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134_{2004}

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with FRS 134_{2004}, *Interim Financial Reporting*, issued by the Malaysian Accounting Standards Board (MASB) and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2006, except for the adoption of the following new or revised Financial Reporting Standards ("FRSs") which became effective for financial periods beginning on or after 1 January 2006:-

FRS 2	Share-based Payment
FRS 3	Business Combinations
FRS 5	Non-current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The Group has also adopted the following revised FRSs which are effective for financial periods beginning on or after 1 October 2006:-

FRS 117	Leases
FRS 124	Related Party Disclosures

The adoption of the new or revised FRSs does not have any significant financial impact on the Group other than for the effects of FRS 3, FRS 101, FRS 117 and FRS 140.

The principal effects of the changes in accounting policies resulting from the adoption of the above FRSs by the Group are as follows:-

(a) FRS 3: *Business Combinations*

Under FRS 3, the negative goodwill which represents the excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities

over cost of acquisition, after reassessment, is now recognised immediately in the income statement.

In accordance with the transitional provisions of FRS 3, the negative goodwill arising from acquisition as at 30 September 2006 of RM58,507,000 was derecognised with a corresponding adjustment to the retained earnings.

(b) FRS 101: *Presentation of Financial Statements*

The adoption of the revised FRS 101 has affected the presentation of minority interests, share of results in associates and biological assets.

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from equity. Minority interests in the results of the Group were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders. With the adoption of the revised FRS 101, minority interests are now presented in the consolidated balance sheet as part of total equity. Minority interests in the results of the Group for the period are presented in the consolidated income statement as an allocation of the total profit for the period between the minority interests and the equity holders of the parent company. A similar requirement is also applicable to the consolidated statement of changes in equity where total recognised income and expenses for the period is disclosed, showing separately the amounts attributable to equity holders of the parent company and to minority interests.

Share of results in associates, which was disclosed previously as before tax, is now disclosed net of tax in the consolidated income statements.

Plantation development expenditure which was previously classified under property, plant and equipment is now disclosed separately in the consolidated balance sheet as biological assets.

The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 101, with comparatives restated to conform with the current period's presentation.

(c) FRS 117: *Leases*

In prior years, leasehold interest in land held for own use classified as property, plant and equipment, were stated at cost and revalued amounts less accumulated amortisation.

With the adoption of FRS 117, the leasehold land for own use is accounted for as being held under an operating lease. Such leasehold land will no longer be revalued. Where the leasehold land had been previously revalued, the Group retained the unamortised revalued amount as the surrogate carrying amount of prepaid lease payments as allowed by the transitional provisions of FRS 117. Such prepaid lease payments are amortised on a straight line basis over the remaining lease term of the land.

The comparative figures are restated to conform with the current period's presentation.

(d) FRS 140: *Investment Property*

FRS 140 defines an investment property as a property held for long term rental yield and/or for capital appreciation and that is not occupied by the companies in the Group. It is initially measured at cost, including direct transaction costs.

The Group adopted the cost model to measure its investment property. Under the cost model, investment property is measured at depreciated cost less any accumulated impairment losses.

Investment property previously classified under property, plant and equipment is now disclosed as a separate line item in the consolidated balance sheet as a part of non-current assets. In line with the revised requirements of FRS 101, the comparative figure is restated to conform with the current period's presentation.

(e) The effect to the Group's comparative figures on adoption of the above FRSs are as follows:

	6 months ended 31 March 2006		
	As previously stated	Effect of Change in Policy	As Restated
	RM'000	RM'000	RM'000
Condensed Consolidated Income Statement			
Share of results of associated companies	15,174	(3,896)	11,278
Profit before taxation	318,627	(3,896)	314,731
Tax expense	(70,831)	3,896	(66,935)
Condensed Consolidated Cash Flow Statement			
Non-cash items	(9,608)	3,896	(5,712)

	As at 30 September 2006		
	As previously stated	Effect of Change in Policy	As Restated
	RM'000	RM'000	RM'000
Condensed Consolidated Balance Sheet			
Property, plant and equipment	2,938,650	(1,351,819)	1,586,831
Investment property	-	623	623
Prepaid lease payments	-	214,639	214,639
Biological assets	-	1,136,557	1,136,557

A2. Audit Report
The audit report for the financial year ended 30 September 2006 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors
The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the financial year to-date, except for the 1 for 2 Bonus Issue of 354,988,564 new shares of RM1 each in the Company, which was completed on 14 March 2007.

A7. Dividends Paid

	6 months ended 31 March	
	2007	2006
	RM'000	RM'000
Final dividend		
2006 - 10 sen (2005 - 9 sen) per share less tax	51,828	46,007
Special dividend		
2006 - 30 sen (2005 - 25 sen) per share less tax	155,485	127,795
	207,313	173,802

A8. Segment Information

Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	6 months ended 31 March			
	Revenue		Profit before tax	
	2007	2006	2007	2006
	RM'000	RM'000	RM'000	RM'000 (Restated)
Plantation	963,340	821,489	268,767	192,312
Manufacturing	799,080	586,649	18,660	11,536
Retailing	462,669	442,761	28,777	25,634
Property development	25,117	34,871	6,733	10,859
Investment holding	57,322	66,303	9,891	11,768
Others	17,935	19,244	(105)	918
	2,325,463	1,971,317	332,723	253,027
Inter-segment elimination	(118,611)	(100,846)	-	-
	2,206,852	1,870,471	332,723	253,027
Corporate			33,541	55,117
			366,264	308,144
Finance cost			(11,896)	(4,691)
Share of results of associated companies			11,321	11,278
			365,689	314,731

A9. Valuations of Property, Plant and Equipment
The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events subsequent to Balance Sheet Date

(a) On 10 April 2007, the Company acquired a shelf company namely, Capital Glogalaxy Sdn Bhd ("CGSB"), which is currently non-operational. The intended principal activity of CGSB is to carry on the business of an oleochemical company.

(b) The Company's 51% owned subsidiary, Davos Life Science Pte Ltd has incorporated a new wholly-owned subsidiary, namely, Biogene Life Science Pte Ltd ("BLSPL") in Singapore on 26 April 2007. The intended principal activity of BLSPL is investment holding.

(c) The Company, vide its wholly-owned subsidiary, KLK (Mauritius) International Ltd, has completed the acquisition of 92% equity interest in PT Hutan Hijau Mas on 3 May 2007.

A11. Changes in the Composition of the Group

The acquisition of 100% equity interest in Dr W Kolb Holding AG ("Kolb") was completed on 16 March 2007 and Kolb is now a subsidiary of the Company.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

The Group's pre-tax profit for the quarter under review increased 68.0% to RM171.5 million compared to the same quarter a year ago. Favourable palm product prices have increased the profit contribution from plantation sector and manufacturing sector's profit also improved particularly from the Oleochemical Group.

For the half year, the Group's profit before taxation was 16.2% higher at RM365.7 million compared to the previous year's same period. Plantation sector, benefitting from higher palm product and rubber prices, contributed substantially to the Group's improved results.

B2. Variation of Results to Preceding Quarter

The Group's 2nd quarter's pre-tax profit at RM171.5 million was 11.7% below that of the preceding quarter. The retailing sector's seasonal loss was mitigated by the higher profits of the plantation and manufacturing sectors as well as a RM23.3 million surplus from Government land acquisition.

B3 Current Year Prospects

With the current strong palm product prices, plantation profits are expected to improve further and together with expected profit improvement from the manufacturing sector, the Directors are of the opinion that the Group's profit for the current financial year would be higher.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2007 RM'000	2006 RM'000	2007 RM'000	2006 RM'000
Current tax expense		(Restated)		(Restated)
Malaysian taxation	30,165	20,630	61,195	48,168
Overseas taxation	11,885	2,815	23,533	12,326
	42,050	23,445	84,728	60,494
Deferred tax				
Relating to origination of temporary differences	544	2,844	840	6,458
Relating to changes in tax rate	244	-	(4,579)	-
	788	2,844	(3,739)	6,458
	42,838	26,289	80,989	66,952
(Over)/Under provision in respect of previous years				
Malaysian taxation	-	(1)	(1)	(1)
Overseas taxation	(3)	(16)	205	(16)
	(3)	(17)	204	(17)
	42,835	26,272	81,193	66,935

The effective tax rates for the current quarter and financial year to-date are lower than the statutory tax rate largely due to non-taxable income and tax incentives claimed by the Company and certain subsidiaries.

B6. Sale of Unquoted Investments and Properties

(a) There were no sale of unquoted investments during the financial quarter ended 31 March 2007 (31 March 2006 : Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2007 RM'000	2006 RM'000	2007 RM'000	2006 RM'000
Surplus arising from government acquisitions of land	23,299	14,960	23,299	50,652
Surplus on sale of property	-	1,997	-	1,997

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 March		6 months ended 31 March	
	2007	2006	2007	2006
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	4,976	1,145	15,703	5,954
Sales proceeds of quoted securities	28,605	12,657	33,215	20,812
Surplus on sales of quoted securities	9,666	8,405	12,429	10,188

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 March 2007	30 September 2006
	RM'000	RM'000
At cost		
Associated company	37,882	39,725
Other investments	440,999	448,443
	478,881	488,168
At carrying value less allowance		
Associated company	11,567	14,243
Other investments	440,999	448,443
	452,566	462,686
At market value		
Associated company	19,176	6,837
Other investments	613,837	561,867
	633,013	568,704

B8. Status of Corporate Proposals Announced

On 28 March 2007, the Company announced to the Bursa Malaysia Securities Berhad that the Company proposed to issue Sukuk Ijarah Islamic commercial papers ("ICP") and/or Islamic medium term notes ("IMTN") under an Islamic Sukuk Ijarah ICP/IMTN Programme with an aggregate nominal value of up to RM500 million.

The Company has, on 10 May 2007, issued a 5-year IMTN with a nominal value of RM300 million priced at a profit rate of 4% per annum.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	31 March 2007		30 September 2006	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	3,475	GBP512	4,228	GBP612
	407	CAD136	970	CAD293
	4,427	HKD10,000	4,735	HKD10,000
	5,824	Rmb13,000	6,072	Rmb13,000
	14,133		16,005	
- Unsecured	65,036	USD18,790	85,098	USD23,059
	36,871	GBP5,432	56,235	GBP8,141
	1,323	HKD2,988	3,689	HKD7,788
	-		5,236	AUD1,900
	33,600	Rmb75,000	38,069	Rmb81,500
	136,830		188,327	
	150,963		204,332	
(ii) Bank Overdraft				
- Secured	-		1,430	HKD3,030
	-		2,348	CAD709
	-		3,778	
- Unsecured	8,037	USD2,324	10,383	USD2,815
	6,860	GBP1,011	2,592	GBP375
	3,310	HKD7,477	3,016	HKD6,370
	1,981		-	
	20,188		15,991	
	20,188		19,769	
(iii) Short Term Borrowings				
- Unsecured	15,566	USD4,500	16,609	USD4,500
	17,046	CHF6,000	-	
	9,450	Euro2,036	-	
	320,918		37,680	
	362,980		54,289	
Total repayable within 12 months	534,131		278,390	

	31 March 2007 RM'000	31 March 2007 Amount in Foreign Currency '000	30 September 2006 RM'000	30 September 2006 Amount in Foreign Currency '000
(b) Repayable after 12 months :-				
Term Loans				
- Secured	1,928	GBP284	3,730	GBP540
- Unsecured	268,113	USD77,469	94,848	USD25,675
Total repayable after 12 months	270,041		98,578	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 17 May 2007 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount Million	Equivalent Amount RM million	Mature within One Year RM million
(a) Sale contracts	GBP	14.1	95.9	95.9
	AUD	2.9	8.0	8.0
	NZD	2.4	5.9	5.9
	EURO	7.3	33.9	33.9
	USD	135.7	472.7	472.7
(b) Purchase contracts	GBP	4.8	32.4	32.4
	EURO	3.3	15.2	15.2
	USD	13.9	48.2	48.2

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

(a) *KL High Court Suit No. D4-22-1805-2004 ("the 1st Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB") and AmBank Berhad (collectively, "the Defendants")*

The High Court on 3 April 2006 ruled in favour of the Defendants. Inter alia, the ruling lifted the injunction which restrained AHSB from completing the acquisition of 35 million Ladang Perbadanan-Fima Berhad ("LPF") shares and from making a mandatory general offer for the remaining LPF shares not already owned by AHSB ("the MGO").

However, GGSB appealed to the Court of Appeal against the decision of the High Court. The Court of Appeal allowed GGSB's appeal and gave GGSB up to 30 June 2006 to redeem the LPF shares by payment of RM99.5million to AmBank. The Defendants filed an application for leave to appeal to the Federal Court against the Court of Appeal's decision. The leave application was heard by the Federal Court on 25 April 2007 and was unanimously allowed.

The Company and AHSB have since filed their Notice of Appeal against the whole of the Court of Appeal decision. A date will be fixed by the Federal Court for the hearing of the appeal proper.

(b) *KL High Court Suit No. D2-22-1033-2006, ("GGSB's 2nd Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB"), AmBank Berhad and AmSec Nominees Sdn. Bhd. (collectively, "the Defendants").*

In the meantime, GGSB failed to redeem the AmBank loan by 30 June 2006 and its application to obtain an extension of time to redeem the AmBank loan was also dismissed by the Federal Court. As such, AmBank took the relevant steps to sell the 35 million LPF shares to AHSB on 20 July 2006. Pursuant to the said sale, the Company and AHSB served a notice of MGO on LPF. However, GGSB managed to obtain another ex-parte interim injunction to restrain the sale and the MGO on 24 July 2006 from the High Court pursuant to a new suit i.e. GGSB's 2nd Suit.

The Company and AHSB have applied to set aside the ex-parte injunction and to strike out GGSB's 2nd Suit, and the applications are fixed for hearing on 14 June 2007 and 4 July 2007 respectively.

(c) *KL High Court Suit No. D5-22-554-2006 ("the Taipan Suit"), Taipan Heritage Sdn Bhd, Value Heights Sdn Bhd, Leader Heights Sdn Bhd, Full Appraisal Sdn Bhd, and Yewlit Corporation Sdn Bhd ("the Plaintiffs") vs. AmBank, KLK, AHSB, GGSB and LPF("the Defendants")*

The Plaintiffs filed a suit claiming to be shareholders of LPF and sought various reliefs. The Taipan Suit was withdrawn by the Plaintiffs with no order as to costs, on 21 May 2007.

B12. Dividend

(a) An interim dividend of 10 sen per share less 27% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2007 (year ended 30 September 2006 : 10 sen per share less 28% Malaysian income tax) and will be paid on 9 August 2007 to shareholders registered on the Company's Register of Members as at 16 July 2007.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2007 in respect of shares which are exempted from mandatory deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2007 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(b) The total dividend for the current financial year is 10 sen per share less 27% Malaysian income tax (2006 : 10 sen per share less 28% Malaysian income tax).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the parent by the weighted average number of shares of the Company in issue during the period. Comparative earnings per share has been retrospectively adjusted for the effect of the 1 for 2 Bonus Issue.

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 March		6 months ended 31 March	
	2007	2006	2007	2006
(a) Net profit for the period attributable to equity holders of the parent (RM'000)	126,697	75,625	282,809	245,869
(b) Weighted average number of shares	1,064,965,692	1,064,965,692	1,064,965,692	1,064,965,692
(c) Earnings per share (sen)	11.90	7.10	26.56	23.09

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

23 May 2007

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **23/05/2007 05:03:00 PM**
Reference No **KL-070523-925D3**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Entitlement date :**16/07/2007**

* Entitlement time :**04:00:00 PM**

* Entitlement subject :**Interim Dividend**

* Entitlement description

An interim dividend of 10 sen per share less 27% Malaysian Income Tax

Period of interest payment : to

Financial Year End :**30/09/2007**

Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-2417844

Payment date :**09/08/2007**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**16/07/2007**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**12/07/2007**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.1**

Remarks

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **03/05/2007 03:14:25 PM**
Reference No **KL-070503-7725C**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **24/04/2007**	* **524,900**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **82,374,350**
Direct (%) : **7.73**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **82,374,350**

* Date of notice : **25/04/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/05/2007 03:34:58 PM**
Reference No **KL-070504-956A1**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/04/2007**	* **180,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **82,554,350**
Direct (%) : **7.75**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **82,554,350**

* Date of notice : **27/04/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **07/05/2007 11:34:38 AM**
Reference No **KL-070507-34F45**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **30/04/2007**	* **373,900**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**82,928,250**
Direct (%)	:	**7.79**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**82,928,250**
* Date of notice	:	**30/04/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **11/05/2007 03:25:50 PM**
Reference No **KL-070511-869C9**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **04/05/2007**	* **100,000**	

* Circumstances by reason of which change has occurred : **Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **82,828,250**
Direct (%) : **7.78**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **82,828,250**

* Date of notice : **04/05/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/05/2007 12:52:29 PM**
Reference No **KL-070514-A3E4A**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **07/05/2007**	* **54,800**	
Acquired	**07/05/2007**	**100,000**	
Acquired	**08/05/2007**	**400,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **83,383,050**

Direct (%) : **7.83**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* **Total no of securities after change** : **83,383,050**

* Date of notice : **08/05/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **16/05/2007 03:17:19 PM**
Reference No **KL-070516-7AF24**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **09/05/2007**	* **550,000**	
Acquired	**10/05/2007**	**1,000,000**	
Acquired	**10/05/2007**	**60,000**	
Acquired	**10/05/2007**	**20,000**	
Acquired	**10/05/2007**	**100,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**85,113,050**
Direct (%)	:	**7.99**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**85,113,050**
* Date of notice	:	**10/05/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21/05/2007 03:50:38 PM**
Reference No **KL-070521-ABC3F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **11/05/2007**	* **600,000**	
Acquired	**11/05/2007**	**266,000**	
Acquired	**14/05/2007**	**88,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**86,067,050**
Direct (%)	:	**8.08**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**86,067,050**
* Date of notice	:	**14/05/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/05/2007 04:15:33 PM**
Reference No **KL-070522-CF4A8**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **15/05/2007**	* **5,000**	
Disposed	**15/05/2007**	**10,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **86,062,050**
	Direct (%)	: **8.08**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **86,062,050**
*	Date of notice	: **16/05/2007**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **24/05/2007 01:31:18 PM**
Reference No **KL-070524-E03A9**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **17/05/2007**	* **30,000**	
Acquired	**18/05/2007**	**227,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **86,319,050**
	Direct (%)	: **8.11**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **86,319,050**
*	Date of notice	: **18/05/2007**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/05/2007 11:41:30 AM**
Reference No **KL-070528-3EF9F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **21/05/2007**	* **100,000**	
Acquired	**21/05/2007**	**273,000**	
Disposed	**22/05/2007**	**34,500**	
Acquired	**22/05/2007**	**101,200**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares managed by Portfolio Manager and Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**86,758,750**
Direct (%)	:	**8.15**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**86,758,750**
* Date of notice	:	**22/05/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/05/2007 01:38:45 PM**
Reference No **KL-070530-EAAE5**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **24/05/2007**	* **305,000**	
Disposed	**24/05/2007**	**10,000**	

* Circumstances by reason of which change has occurred : **Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **86,443,750**
Direct (%) : **8.12**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **86,443,750**

* Date of notice : **24/05/2007**

Remarks :

(15043-V)
www.klk.com.my

RECEIVED

BY COURIER

Our Ref : KLK/Int. Report

1 June 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, DC 20549
United States of America

Dear Sirs,

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose herewith 10 copies of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March 2007 for your attention.

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully,
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

c c. Worldwide Securities Services (WSS),
American Depository Receipt (ADR) Group
Capital Tower, 14/F,
168 Robinson Road
Singapore 068912

Attention : Ms Tintin Subagyo

(10 copies of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March 2007 are enclosed for your attention.)

LJC/fsc

C:\Documents and Settings\sc.foong\My Documents\KLK-Reports\Distribute\letters\interim\SEC&ADR.doc

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2007

The unaudited report of the Group for the half year ended 31 March 2007 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2007	31/3/2006	+/(-)
	RM'000	RM'000 (Restated)	%
Revenue	2,206,852	1,870,471	18.0
Operating profit	366,264	308,144	18.9
Finance cost	(11,896)	(4,691)	153.6
Share of results of associated companies	11,321	11,278	0.4
PROFIT BEFORE TAXATION	**365,689**	**314,731**	**16.2**
Tax expense	(81,193)	(66,935)	21.3
NET PROFIT FOR THE PERIOD	**284,496**	**247,796**	**14.8**
Attributable to:			
Equity holders of the parent	282,809	245,869	15.0
Minority interests	1,687	1,927	(12.5)
	284,496	**247,796**	**14.8**
Earnings per share (sen)	26.56	23.09	

2. REVIEW OF PERFORMANCE

For the half year, the Group's profit before taxation was 16.2% higher at RM365.7 million compared to the previous year's same period. Plantation sector, benefitting from higher palm product and rubber prices, contributed substantially to the Group's improved results.

3. CURRENT YEAR'S PROSPECTS

With the current strong palm product prices, plantation profits are expected to improve further and together with expected profit improvement from the manufacturing sector, the Directors are of the opinion that the Group's profit for the current financial year would be higher.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2007	AS AT PRECEDING FINANCIAL YEAR END 30/9/2006
	RM'000	RM'000 (Restated)
Property, plant and equipment	1,878,312	1,586,831
Investment property	617	623
Prepaid lease payments	200,439	214,639
Biological assets	1,142,005	1,136,557
Land held for property development	194,668	194,305
Investments in associates	148,172	141,341
Other investments	441,715	449,178
Deferred tax assets	6,169	7,232
Intangible assets	45,471	23,315
Goodwill on consolidation	262,072	101,061
	4,319,640	3,855,082
Current assets		
Inventories	733,017	724,734
Trade and other receivables	758,572	602,892
Tax recoverable	13,813	23,621
Property development costs	25,458	25,960
Cash and cash equivalents	423,185	460,471
	1,954,045	1,837,678
Current liabilities		
Trade and other payables	448,096	399,602
Borrowings	534,131	278,390
Obligations under finance leases	-	28
Tax payable	50,112	24,730
	1,032,339	702,750
Net current assets	921,706	1,134,928
	5,241,346	4,990,010
Share capital	1,067,505	712,516
Reserves	3,514,529	3,795,820
	4,582,034	4,508,336
Less : Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the parent	4,568,587	4,494,889
Minority interests	164,895	168,795
Total equity	4,733,482	4,663,684
Long term and deferred liabilities		
Deferred tax liabilities	198,234	186,911
Provision for retirement benefits	39,589	40,809
Borrowings	270,041	98,578
Obligations under finance leases	-	28
	507,864	326,326
	5,241,346	4,990,010
Net assets per share attributable to equity holders of the parent (RM)	4.29	4.22

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2007	31/3/2006
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,129,265	1,118,218
	- Yield per hectare	(tonnes FFB)	10.72	11.20
Rubber	- Own production	('000 kg)	11,712	12,840
	- Yield per hectare	(kg)	738	790
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	153,781	141,623
Oil palm in harvesting		(hectares)	105,543	99,950
Rubber in tapping		(hectares)	15,566	16,021
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,749	1,428
Palm oil	- Ex-mill	(RM per tonne)	1,640	1,395
Palm kernel oil	- Ex-mill	(RM per tonne)	1,885	1,971
Palm kernel cake	- Ex-mill	(RM per tonne)	208	159
Palm kernel	- Ex-mill	(RM per tonne)	924	934
FFB	- Ex-estate	(RM per tonne)	335	274
Rubber	- Net of cess	(sen per kg)	763	673

6. **DIVIDEND**

An interim dividend of 10 sen per share less 27% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2007 (year ended 30 September 2006 : 10 sen per share less 28% Malaysian income tax) and will be paid on 9 August 2007 to shareholders registered on the Company's Register of Members as at 16 July 2007.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2007 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2007 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/.*

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

26 May 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2007

The unaudited report of the Group for the half year ended 31 March 2007 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2007	31/3/2006	+/(-)
	RM'000	RM'000 (Restated)	%
Revenue	2,206,852	1,870,471	18.0
Operating profit	366,264	308,144	18.9
Finance cost	(11,896)	(4,691)	153.6
Share of results of associated companies	11,321	11,278	0.4
PROFIT BEFORE TAXATION	**365,689**	**314,731**	**16.2**
Tax expense	(81,193)	(66,935)	21.3
NET PROFIT FOR THE PERIOD	**284,496**	**247,796**	**14.8**
Attributable to:			
Equity holders of the parent	282,809	245,869	15.0
Minority interests	1,687	1,927	(12.5)
	284,496	**247,796**	**14.8**
Earnings per share (sen)	26.56	23.09	

2. **REVIEW OF PERFORMANCE**
For the half year, the Group's profit before taxation was 16.2% higher at RM365.7 million compared to the previous year's same period. Plantation sector, benefitting from higher palm product and rubber prices, contributed substantially to the Group's improved results.

3. **CURRENT YEAR'S PROSPECTS**
With the current strong palm product prices, plantation profits are expected to improve further and together with expected profit improvement from the manufacturing sector, the Directors are of the opinion that the Group's profit for the current financial year would be higher.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2007	AS AT PRECEDING FINANCIAL YEAR END 30/9/2006
	RM'000	RM'000 (Restated)
Property, plant and equipment	1,878,312	1,586,831
Investment property	617	623
Prepaid lease payments	200,439	214,639
Biological assets	1,142,005	1,136,557
Land held for property development	194,668	194,305
Investments in associates	148,172	141,341
Other investments	441,715	449,178
Deferred tax assets	6,169	7,232
Intangible assets	45,471	23,315
Goodwill on consolidation	262,072	101,061
	4,319,640	3,855,082
Current assets		
Inventories	733,017	724,734
Trade and other receivables	758,572	602,892
Tax recoverable	13,813	23,621
Property development costs	25,458	25,960
Cash and cash equivalents	423,185	460,471
	1,954,045	1,837,678
Current liabilities		
Trade and other payables	448,096	399,602
Borrowings	534,131	278,390
Obligations under finance leases	-	28
Tax payable	50,112	24,730
	1,032,339	702,750
Net current assets	921,706	1,134,928
	5,241,346	4,990,010
Share capital	1,067,505	712,516
Reserves	3,514,529	3,795,820
	4,582,034	4,508,336
Less : Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the parent	4,568,587	4,494,889
Minority interests	164,895	168,795
Total equity	4,733,482	4,663,684
Long term and deferred liabilities		
Deferred tax liabilities	198,234	186,911
Provision for retirement benefits	39,589	40,809
Borrowings	270,041	98,578
Obligations under finance leases	-	28
	507,864	326,326
	5,241,346	4,990,010
Net assets per share attributable to equity holders of the parent (RM)	4.29	4.22

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2007	31/3/2006
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,129,265	1,118,218
	- Yield per hectare	(tonnes FFB)	10.72	11.20
Rubber	- Own production	('000 kg)	11,712	12,840
	- Yield per hectare	(kg)	738	790
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	153,781	141,623
Oil palm in harvesting		(hectares)	105,543	99,950
Rubber in tapping		(hectares)	15,566	16,021
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,749	1,428
Palm oil	- Ex-mill	(RM per tonne)	1,640	1,395
Palm kernel oil	- Ex-mill	(RM per tonne)	1,885	1,971
Palm kernel cake	- Ex-mill	(RM per tonne)	208	159
Palm kernel	- Ex-mill	(RM per tonne)	924	934
FFB	- Ex-estate	(RM per tonne)	335	274
Rubber	- Net of cess	(sen per kg)	763	673

6. DIVIDEND

An interim dividend of 10 sen per share less 27% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2007 (year ended 30 September 2006 : 10 sen per share less 28% Malaysian income tax) and will be paid on 9 August 2007 to shareholders registered on the Company's Register of Members as at 16 July 2007.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2007 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2007 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

26 May 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2007

The unaudited report of the Group for the half year ended 31 March 2007 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2007	31/3/2006	+/(-)
	RM'000	RM'000 (Restated)	%
Revenue	2,206,852	1,870,471	18.0
Operating profit	366,264	308,144	18.9
Finance cost	(11,896)	(4,691)	153.6
Share of results of associated companies	11,321	11,278	0.4
PROFIT BEFORE TAXATION	**365,689**	**314,731**	**16.2**
Tax expense	(81,193)	(66,935)	21.3
NET PROFIT FOR THE PERIOD	**284,496**	**247,796**	**14.8**
Attributable to:			
Equity holders of the parent	282,809	245,869	15.0
Minority interests	1,687	1,927	(12.5)
	284,496	**247,796**	**14.8**
Earnings per share (sen)	26.56	23.09	

2. REVIEW OF PERFORMANCE

For the half year, the Group's profit before taxation was 16.2% higher at RM365.7 million compared to the previous year's same period. Plantation sector, benefitting from higher palm product and rubber prices, contributed substantially to the Group's improved results.

3. CURRENT YEAR'S PROSPECTS

With the current strong palm product prices, plantation profits are expected to improve further and together with expected profit improvement from the manufacturing sector, the Directors are of the opinion that the Group's profit for the current financial year would be higher.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2007	AS AT PRECEDING FINANCIAL YEAR END 30/9/2006
	RM'000	RM'000 (Restated)
Property, plant and equipment	1,878,312	1,586,831
Investment property	617	623
Prepaid lease payments	200,439	214,639
Biological assets	1,142,005	1,136,557
Land held for property development	194,668	194,305
Investments in associates	148,172	141,341
Other investments	441,715	449,178
Deferred tax assets	6,169	7,232
Intangible assets	45,471	23,315
Goodwill on consolidation	262,072	101,061
	4,319,640	3,855,082
Current assets		
Inventories	733,017	724,734
Trade and other receivables	758,572	602,892
Tax recoverable	13,813	23,621
Property development costs	25,458	25,960
Cash and cash equivalents	423,185	460,471
	1,954,045	1,837,678
Current liabilities		
Trade and other payables	448,096	399,602
Borrowings	534,131	278,390
Obligations under finance leases	-	28
Tax payable	50,112	24,730
	1,032,339	702,750
Net current assets	921,706	1,134,928
	5,241,346	4,990,010
Share capital	1,067,505	712,516
Reserves	3,514,529	3,795,820
	4,582,034	4,508,336
Less : Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the parent	4,568,587	4,494,889
Minority interests	164,895	168,795
Total equity	4,733,482	4,663,684
Long term and deferred liabilities		
Deferred tax liabilities	198,234	186,911
Provision for retirement benefits	39,589	40,809
Borrowings	270,041	98,578
Obligations under finance leases	-	28
	507,864	326,326
	5,241,346	4,990,010
Net assets per share attributable to equity holders of the parent (RM)	4.29	4.22

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2007	31/3/2006
(a) PRODUCTION				
Oil palm - Own production		(tonnes FFB)	1,129,265	1,118,218
- Yield per hectare		(tonnes FFB)	10.72	11.20
Rubber - Own production		('000 kg)	11,712	12,840
- Yield per hectare		(kg)	738	790
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	153,781	141,623
Oil palm in harvesting		(hectares)	105,543	99,950
Rubber in tapping		(hectares)	15,566	16,021
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,749	1,428
Palm oil	- Ex-mill	(RM per tonne)	1,640	1,395
Palm kernel oil	- Ex-mill	(RM per tonne)	1,885	1,971
Palm kernel cake	- Ex-mill	(RM per tonne)	208	159
Palm kernel	- Ex-mill	(RM per tonne)	924	934
FFB	- Ex-estate	(RM per tonne)	335	274
Rubber	- Net of cess	(sen per kg)	763	673

6. **DIVIDEND**

An interim dividend of 10 sen per share less 27% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2007 (year ended 30 September 2006 : 10 sen per share less 28% Malaysian income tax) and will be paid on 9 August 2007 to shareholders registered on the Company's Register of Members as at 16 July 2007.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2007 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2007 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

26 May 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2007

The unaudited report of the Group for the half year ended 31 March 2007 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2007	31/3/2006	+/(-)
	RM'000	RM'000 (Restated)	%
Revenue	2,206,852	1,870,471	18.0
Operating profit	366,264	308,144	18.9
Finance cost	(11,896)	(4,691)	153.6
Share of results of associated companies	11,321	11,278	0.4
PROFIT BEFORE TAXATION	**365,689**	**314,731**	**16.2**
Tax expense	(81,193)	(66,935)	21.3
NET PROFIT FOR THE PERIOD	**284,496**	**247,796**	**14.8**
Attributable to:			
Equity holders of the parent	282,809	245,869	15.0
Minority interests	1,687	1,927	(12.5)
	284,496	**247,796**	**14.8**
Earnings per share (sen)	26.56	23.09	

2. REVIEW OF PERFORMANCE

For the half year, the Group's profit before taxation was 16.2% higher at RM365.7 million compared to the previous year's same period. Plantation sector, benefitting from higher palm product and rubber prices, contributed substantially to the Group's improved results.

3. CURRENT YEAR'S PROSPECTS

With the current strong palm product prices, plantation profits are expected to improve further and together with expected profit improvement from the manufacturing sector, the Directors are of the opinion that the Group's profit for the current financial year would be higher.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2007	AS AT PRECEDING FINANCIAL YEAR END 30/9/2006
	RM'000	RM'000 (Restated)
Property, plant and equipment	1,878,312	1,586,831
Investment property	617	623
Prepaid lease payments	200,439	214,639
Biological assets	1,142,005	1,136,557
Land held for property development	194,668	194,305
Investments in associates	148,172	141,341
Other investments	441,715	449,178
Deferred tax assets	6,169	7,232
Intangible assets	45,471	23,315
Goodwill on consolidation	262,072	101,061
	4,319,640	3,855,082
Current assets		
Inventories	733,017	724,734
Trade and other receivables	758,572	602,892
Tax recoverable	13,813	23,621
Property development costs	25,458	25,960
Cash and cash equivalents	423,185	460,471
	1,954,045	1,837,678
Current liabilities		
Trade and other payables	448,096	399,602
Borrowings	534,131	278,390
Obligations under finance leases	-	28
Tax payable	50,112	24,730
	1,032,339	702,750
Net current assets	921,706	1,134,928
	5,241,346	4,990,010
Share capital	1,067,505	712,516
Reserves	3,514,529	3,795,820
	4,582,034	4,508,336
Less : Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the parent	4,568,587	4,494,889
Minority interests	164,895	168,795
Total equity	4,733,482	4,663,684
Long term and deferred liabilities		
Deferred tax liabilities	198,234	186,911
Provision for retirement benefits	39,589	40,809
Borrowings	270,041	98,578
Obligations under finance leases	-	28
	507,864	326,326
	5,241,346	4,990,010
Net assets per share attributable to equity holders of the parent (RM)	4.29	4.22

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2007	31/3/2006
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,129,265	1,118,218
	- Yield per hectare	(tonnes FFB)	10.72	11.20
Rubber	- Own production	('000 kg)	11,712	12,840
	- Yield per hectare	(kg)	738	790
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	153,781	141,623
Oil palm in harvesting		(hectares)	105,543	99,950
Rubber in tapping		(hectares)	15,566	16,021
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,749	1,428
Palm oil	- Ex-mill	(RM per tonne)	1,640	1,395
Palm kernel oil	- Ex-mill	(RM per tonne)	1,885	1,971
Palm kernel cake	- Ex-mill	(RM per tonne)	208	159
Palm kernel	- Ex-mill	(RM per tonne)	924	934
FFB	- Ex-estate	(RM per tonne)	335	274
Rubber	- Net of cess	(sen per kg)	763	673

6. **DIVIDEND**

An interim dividend of 10 sen per share less 27% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2007 (year ended 30 September 2006 : 10 sen per share less 28% Malaysian income tax) and will be paid on 9 August 2007 to shareholders registered on the Company's Register of Members as at 16 July 2007.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2007 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2007 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

26 May 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2007

The unaudited report of the Group for the half year ended 31 March 2007 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2007	31/3/2006	+/(-)
	RM'000	RM'000 (Restated)	%
Revenue	2,206,852	1,870,471	18.0
Operating profit	366,264	308,144	18.9
Finance cost	(11,896)	(4,691)	153.6
Share of results of associated companies	11,321	11,278	0.4
PROFIT BEFORE TAXATION	**365,689**	**314,731**	**16.2**
Tax expense	(81,193)	(66,935)	21.3
NET PROFIT FOR THE PERIOD	**284,496**	**247,796**	**14.8**
Attributable to:			
Equity holders of the parent	282,809	245,869	15.0
Minority interests	1,687	1,927	(12.5)
	284,496	**247,796**	**14.8**
Earnings per share (sen)	26.56	23.09	

2. REVIEW OF PERFORMANCE

For the half year, the Group's profit before taxation was 16.2% higher at RM365.7 million compared to the previous year's same period. Plantation sector, benefitting from higher palm product and rubber prices, contributed substantially to the Group's improved results.

3. CURRENT YEAR'S PROSPECTS

With the current strong palm product prices, plantation profits are expected to improve further and together with expected profit improvement from the manufacturing sector, the Directors are of the opinion that the Group's profit for the current financial year would be higher.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2007 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/9/2006 RM'000 (Restated)
Property, plant and equipment	1,878,312	1,586,831
Investment property	617	623
Prepaid lease payments	200,439	214,639
Biological assets	1,142,005	1,136,557
Land held for property development	194,668	194,305
Investments in associates	148,172	141,341
Other investments	441,715	449,178
Deferred tax assets	6,169	7,232
Intangible assets	45,471	23,315
Goodwill on consolidation	262,072	101,061
	4,319,640	3,855,082
Current assets		
Inventories	733,017	724,734
Trade and other receivables	758,572	602,892
Tax recoverable	13,813	23,621
Property development costs	25,458	25,960
Cash and cash equivalents	423,185	460,471
	1,954,045	1,837,678
Current liabilities		
Trade and other payables	448,096	399,602
Borrowings	534,131	278,390
Obligations under finance leases	-	28
Tax payable	50,112	24,730
	1,032,339	702,750
Net current assets	921,706	1,134,928
	5,241,346	4,990,010
Share capital	1,067,505	712,516
Reserves	3,514,529	3,795,820
	4,582,034	4,508,336
Less : Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the parent	4,568,587	4,494,889
Minority interests	164,895	168,795
Total equity	4,733,482	4,663,684
Long term and deferred liabilities		
Deferred tax liabilities	198,234	186,911
Provision for retirement benefits	39,589	40,809
Borrowings	270,041	98,578
Obligations under finance leases	-	28
	507,864	326,326
	5,241,346	4,990,010
Net assets per share attributable to equity holders of the parent (RM)	4.29	4.22

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2007	31/3/2006
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,129,265	1,118,218
	- Yield per hectare	(tonnes FFB)	10.72	11.20
Rubber	- Own production	('000 kg)	11,712	12,840
	- Yield per hectare	(kg)	738	790
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	153,781	141,623
Oil palm in harvesting		(hectares)	105,543	99,950
Rubber in tapping		(hectares)	15,566	16,021
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,749	1,428
Palm oil	- Ex-mill	(RM per tonne)	1,640	1,395
Palm kernel oil	- Ex-mill	(RM per tonne)	1,885	1,971
Palm kernel cake	- Ex-mill	(RM per tonne)	208	159
Palm kernel	- Ex-mill	(RM per tonne)	924	934
FFB	- Ex-estate	(RM per tonne)	335	274
Rubber	- Net of cess	(sen per kg)	763	673

6. DIVIDEND

An interim dividend of 10 sen per share less 27% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2007 (year ended 30 September 2006 : 10 sen per share less 28% Malaysian income tax) and will be paid on 9 August 2007 to shareholders registered on the Company's Register of Members as at 16 July 2007.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2007 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2007 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

26 May 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2007

The unaudited report of the Group for the half year ended 31 March 2007 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2007	31/3/2006	+/(-)
	RM'000	RM'000 (Restated)	%
Revenue	2,206,852	1,870,471	18.0
Operating profit	366,264	308,144	18.9
Finance cost	(11,896)	(4,691)	153.6
Share of results of associated companies	11,321	11,278	0.4
PROFIT BEFORE TAXATION	**365,689**	**314,731**	**16.2**
Tax expense	(81,193)	(66,935)	21.3
NET PROFIT FOR THE PERIOD	**284,496**	**247,796**	**14.8**
Attributable to:			
Equity holders of the parent	282,809	245,869	15.0
Minority interests	1,687	1,927	(12.5)
	284,496	**247,796**	**14.8**
Earnings per share (sen)	26.56	23.09	

2. REVIEW OF PERFORMANCE

For the half year, the Group's profit before taxation was 16.2% higher at RM365.7 million compared to the previous year's same period. Plantation sector, benefitting from higher palm product and rubber prices, contributed substantially to the Group's improved results.

3. CURRENT YEAR'S PROSPECTS

With the current strong palm product prices, plantation profits are expected to improve further and together with expected profit improvement from the manufacturing sector, the Directors are of the opinion that the Group's profit for the current financial year would be higher.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2007	AS AT PRECEDING FINANCIAL YEAR END 30/9/2006
	RM'000	RM'000 (Restated)
Property, plant and equipment	1,878,312	1,586,831
Investment property	617	623
Prepaid lease payments	200,439	214,639
Biological assets	1,142,005	1,136,557
Land held for property development	194,668	194,305
Investments in associates	148,172	141,341
Other investments	441,715	449,178
Deferred tax assets	6,169	7,232
Intangible assets	45,471	23,315
Goodwill on consolidation	262,072	101,061
	4,319,640	3,855,082
Current assets		
Inventories	733,017	724,734
Trade and other receivables	758,572	602,892
Tax recoverable	13,813	23,621
Property development costs	25,458	25,960
Cash and cash equivalents	423,185	460,471
	1,954,045	1,837,678
Current liabilities		
Trade and other payables	448,096	399,602
Borrowings	534,131	278,390
Obligations under finance leases	-	28
Tax payable	50,112	24,730
	1,032,339	702,750
Net current assets	921,706	1,134,928
	5,241,346	4,990,010
Share capital	1,067,505	712,516
Reserves	3,514,529	3,795,820
	4,582,034	4,508,336
Less : Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the parent	4,568,587	4,494,889
Minority interests	164,895	168,795
Total equity	4,733,482	4,663,684
Long term and deferred liabilities		
Deferred tax liabilities	198,234	186,911
Provision for retirement benefits	39,589	40,809
Borrowings	270,041	98,578
Obligations under finance leases	-	28
	507,864	326,326
	5,241,346	4,990,010
Net assets per share attributable to equity holders of the parent (RM)	4.29	4.22

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2007	31/3/2006
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,129,265	1,118,218
	- Yield per hectare	(tonnes FFB)	10.72	11.20
Rubber	- Own production	('000 kg)	11,712	12,840
	- Yield per hectare	(kg)	738	790
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	153,781	141,623
Oil palm in harvesting		(hectares)	105,543	99,950
Rubber in tapping		(hectares)	15,566	16,021
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,749	1,428
Palm oil	- Ex-mill	(RM per tonne)	1,640	1,395
Palm kernel oil	- Ex-mill	(RM per tonne)	1,885	1,971
Palm kernel cake	- Ex-mill	(RM per tonne)	208	159
Palm kernel	- Ex-mill	(RM per tonne)	924	934
FFB	- Ex-estate	(RM per tonne)	335	274
Rubber	- Net of cess	(sen per kg)	763	673

6. DIVIDEND

An interim dividend of 10 sen per share less 27% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2007 (year ended 30 September 2006 : 10 sen per share less 28% Malaysian income tax) and will be paid on 9 August 2007 to shareholders registered on the Company's Register of Members as at 16 July 2007.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2007 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2007 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

26 May 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2007

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2007

The unaudited report of the Group for the half year ended 31 March 2007 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2007	31/3/2006	+/(-)
	RM'000	RM'000 (Restated)	%
Revenue	2,206,852	1,870,471	18.0
Operating profit	366,264	308,144	18.9
Finance cost	(11,896)	(4,691)	153.6
Share of results of associated companies	11,321	11,278	0.4
PROFIT BEFORE TAXATION	**365,689**	**314,731**	**16.2**
Tax expense	(81,193)	(66,935)	21.3
NET PROFIT FOR THE PERIOD	**284,496**	**247,796**	**14.8**
Attributable to:			
Equity holders of the parent	282,809	245,869	15.0
Minority interests	1,687	1,927	(12.5)
	284,496	**247,796**	**14.8**
Earnings per share (sen)	26.56	23.09	

2. REVIEW OF PERFORMANCE

For the half year, the Group's profit before taxation was 16.2% higher at RM365.7 million compared to the previous year's same period. Plantation sector, benefitting from higher palm product and rubber prices, contributed substantially to the Group's improved results.

3. CURRENT YEAR'S PROSPECTS

With the current strong palm product prices, plantation profits are expected to improve further and together with expected profit improvement from the manufacturing sector, the Directors are of the opinion that the Group's profit for the current financial year would be higher.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2007	AS AT PRECEDING FINANCIAL YEAR END 30/9/2006
	RM'000	RM'000 (Restated)
Property, plant and equipment	1,878,312	1,586,831
Investment property	617	623
Prepaid lease payments	200,439	214,639
Biological assets	1,142,005	1,136,557
Land held for property development	194,668	194,305
Investments in associates	148,172	141,341
Other investments	441,715	449,178
Deferred tax assets	6,169	7,232
Intangible assets	45,471	23,315
Goodwill on consolidation	262,072	101,061
	4,319,640	3,855,082
Current assets		
Inventories	733,017	724,734
Trade and other receivables	758,572	602,892
Tax recoverable	13,813	23,621
Property development costs	25,458	25,960
Cash and cash equivalents	423,185	460,471
	1,954,045	1,837,678
Current liabilities		
Trade and other payables	448,096	399,602
Borrowings	534,131	278,390
Obligations under finance leases	-	28
Tax payable	50,112	24,730
	1,032,339	702,750
Net current assets	921,706	1,134,928
	5,241,346	4,990,010
Share capital	1,067,505	712,516
Reserves	3,514,529	3,795,820
	4,582,034	4,508,336
Less : Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the parent	4,568,587	4,494,889
Minority interests	164,895	168,795
Total equity	4,733,482	4,663,684
Long term and deferred liabilities		
Deferred tax liabilities	198,234	186,911
Provision for retirement benefits	39,589	40,809
Borrowings	270,041	98,578
Obligations under finance leases	-	28
	507,864	326,326
	5,241,346	4,990,010
Net assets per share attributable to equity holders of the parent (RM)	4.29	4.22

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2007	31/3/2006
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,129,265	1,118,218
	- Yield per hectare	(tonnes FFB)	10.72	11.20
Rubber	- Own production	('000 kg)	11,712	12,840
	- Yield per hectare	(kg)	738	790
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	153,781	141,623
Oil palm in harvesting		(hectares)	105,543	99,950
Rubber in tapping		(hectares)	15,566	16,021
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,749	1,428
Palm oil	- Ex-mill	(RM per tonne)	1,640	1,395
Palm kernel oil	- Ex-mill	(RM per tonne)	1,885	1,971
Palm kernel cake	- Ex-mill	(RM per tonne)	208	159
Palm kernel	- Ex-mill	(RM per tonne)	924	934
FFB	- Ex-estate	(RM per tonne)	335	274
Rubber	- Net of cess	(sen per kg)	763	673

6. **DIVIDEND**

An interim dividend of 10 sen per share less 27% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2007 (year ended 30 September 2006 : 10 sen per share less 28% Malaysian income tax) and will be paid on 9 August 2007 to shareholders registered on the Company's Register of Members as at 16 July 2007.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2007 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2007 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

26 May 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2007

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2007

The unaudited report of the Group for the half year ended 31 March 2007 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2007	31/3/2006	+/(-)
	RM'000	RM'000 (Restated)	%
Revenue	2,206,852	1,870,471	18.0
Operating profit	366,264	308,144	18.9
Finance cost	(11,896)	(4,691)	153.6
Share of results of associated companies	11,321	11,278	0.4
PROFIT BEFORE TAXATION	**365,689**	**314,731**	**16.2**
Tax expense	(81,193)	(66,935)	21.3
NET PROFIT FOR THE PERIOD	**284,496**	**247,796**	**14.8**
Attributable to:			
Equity holders of the parent	282,809	245,869	15.0
Minority interests	1,687	1,927	(12.5)
	284,496	**247,796**	**14.8**
Earnings per share (sen)	26.56	23.09	

2. REVIEW OF PERFORMANCE

For the half year, the Group's profit before taxation was 16.2% higher at RM365.7 million compared to the previous year's same period. Plantation sector, benefitting from higher palm product and rubber prices, contributed substantially to the Group's improved results.

3. CURRENT YEAR'S PROSPECTS

With the current strong palm product prices, plantation profits are expected to improve further and together with expected profit improvement from the manufacturing sector, the Directors are of the opinion that the Group's profit for the current financial year would be higher.

4. **CONSOLIDATED BALANCE SHEET**

	AS AT END OF CURRENT PERIOD 31/3/2007	AS AT PRECEDING FINANCIAL YEAR END 30/9/2006
	RM'000	RM'000 (Restated)
Property, plant and equipment	1,878,312	1,586,831
Investment property	617	623
Prepaid lease payments	200,439	214,639
Biological assets	1,142,005	1,136,557
Land held for property development	194,668	194,305
Investments in associates	148,172	141,341
Other investments	441,715	449,178
Deferred tax assets	6,169	7,232
Intangible assets	45,471	23,315
Goodwill on consolidation	262,072	101,061
	4,319,640	3,855,082
Current assets		
Inventories	733,017	724,734
Trade and other receivables	758,572	602,892
Tax recoverable	13,813	23,621
Property development costs	25,458	25,960
Cash and cash equivalents	423,185	460,471
	1,954,045	1,837,678
Current liabilities		
Trade and other payables	448,096	399,602
Borrowings	534,131	278,390
Obligations under finance leases	-	28
Tax payable	50,112	24,730
	1,032,339	702,750
Net current assets	921,706	1,134,928
	5,241,346	4,990,010
Share capital	1,067,505	712,516
Reserves	3,514,529	3,795,820
	4,582,034	4,508,336
Less : Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the parent	4,568,587	4,494,889
Minority interests	164,895	168,795
Total equity	4,733,482	4,663,684
Long term and deferred liabilities		
Deferred tax liabilities	198,234	186,911
Provision for retirement benefits	39,589	40,809
Borrowings	270,041	98,578
Obligations under finance leases	-	28
	507,864	326,326
	5,241,346	4,990,010
Net assets per share attributable to equity holders of the parent (RM)	4.29	4.22

5. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2007	31/3/2006
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,129,265	1,118,218
	- Yield per hectare	(tonnes FFB)	10.72	11.20
Rubber	- Own production	('000 kg)	11,712	12,840
	- Yield per hectare	(kg)	738	790
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	153,781	141,623
Oil palm in harvesting		(hectares)	105,543	99,950
Rubber in tapping		(hectares)	15,566	16,021
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,749	1,428
Palm oil	- Ex-mill	(RM per tonne)	1,640	1,395
Palm kernel oil	- Ex-mill	(RM per tonne)	1,885	1,971
Palm kernel cake	- Ex-mill	(RM per tonne)	208	159
Palm kernel	- Ex-mill	(RM per tonne)	924	934
FFB	- Ex-estate	(RM per tonne)	335	274
Rubber	- Net of cess	(sen per kg)	763	673

6. DIVIDEND

An interim dividend of 10 sen per share less 27% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2007 (year ended 30 September 2006 : 10 sen per share less 28% Malaysian income tax) and will be paid on 9 August 2007 to shareholders registered on the Company's Register of Members as at 16 July 2007.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2007 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2007 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

26 May 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2007

The unaudited report of the Group for the half year ended 31 March 2007 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2007	31/3/2006	+/(-)
	RM'000	RM'000 (Restated)	%
Revenue	2,206,852	1,870,471	18.0
Operating profit	366,264	308,144	18.9
Finance cost	(11,896)	(4,691)	153.6
Share of results of associated companies	11,321	11,278	0.4
PROFIT BEFORE TAXATION	**365,689**	**314,731**	**16.2**
Tax expense	(81,193)	(66,935)	21.3
NET PROFIT FOR THE PERIOD	**284,496**	**247,796**	**14.8**
Attributable to:			
Equity holders of the parent	282,809	245,869	15.0
Minority interests	1,687	1,927	(12.5)
	284,496	**247,796**	**14.8**
Earnings per share (sen)	26.56	23.09	

2. REVIEW OF PERFORMANCE

For the half year, the Group's profit before taxation was 16.2% higher at RM365.7 million compared to the previous year's same period. Plantation sector, benefitting from higher palm product and rubber prices, contributed substantially to the Group's improved results.

3. CURRENT YEAR'S PROSPECTS

With the current strong palm product prices, plantation profits are expected to improve further and together with expected profit improvement from the manufacturing sector, the Directors are of the opinion that the Group's profit for the current financial year would be higher.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2007	AS AT PRECEDING FINANCIAL YEAR END 30/9/2006
	RM'000	RM'000 (Restated)
Property, plant and equipment	1,878,312	1,586,831
Investment property	617	623
Prepaid lease payments	200,439	214,639
Biological assets	1,142,005	1,136,557
Land held for property development	194,668	194,305
Investments in associates	148,172	141,341
Other investments	441,715	449,178
Deferred tax assets	6,169	7,232
Intangible assets	45,471	23,315
Goodwill on consolidation	262,072	101,061
	4,319,640	3,855,082
Current assets		
Inventories	733,017	724,734
Trade and other receivables	758,572	602,892
Tax recoverable	13,813	23,621
Property development costs	25,458	25,960
Cash and cash equivalents	423,185	460,471
	1,954,045	1,837,678
Current liabilities		
Trade and other payables	448,096	399,602
Borrowings	534,131	278,390
Obligations under finance leases	-	28
Tax payable	50,112	24,730
	1,032,339	702,750
Net current assets	921,706	1,134,928
	5,241,346	4,990,010
Share capital	1,067,505	712,516
Reserves	3,514,529	3,795,820
	4,582,034	4,508,336
Less : Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the parent	4,568,587	4,494,889
Minority interests	164,895	168,795
Total equity	4,733,482	4,663,684
Long term and deferred liabilities		
Deferred tax liabilities	198,234	186,911
Provision for retirement benefits	39,589	40,809
Borrowings	270,041	98,578
Obligations under finance leases	-	28
	507,864	326,326
	5,241,346	4,990,010
Net assets per share attributable to equity holders of the parent (RM)	4.29	4.22

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2007	31/3/2006
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,129,265	1,118,218
	- Yield per hectare	(tonnes FFB)	10.72	11.20
Rubber	- Own production	('000 kg)	11,712	12,840
	- Yield per hectare	(kg)	738	790
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	153,781	141,623
Oil palm in harvesting		(hectares)	105,543	99,950
Rubber in tapping		(hectares)	15,566	16,021
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,749	1,428
Palm oil	- Ex-mill	(RM per tonne)	1,640	1,395
Palm kernel oil	- Ex-mill	(RM per tonne)	1,885	1,971
Palm kernel cake	- Ex-mill	(RM per tonne)	208	159
Palm kernel	- Ex-mill	(RM per tonne)	924	934
FFB	- Ex-estate	(RM per tonne)	335	274
Rubber	- Net of cess	(sen per kg)	763	673

6. **DIVIDEND**

An interim dividend of 10 sen per share less 27% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2007 (year ended 30 September 2006 : 10 sen per share less 28% Malaysian income tax) and will be paid on 9 August 2007 to shareholders registered on the Company's Register of Members as at 16 July 2007.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2007 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2007 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

26 May 2007

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2007

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2007

The unaudited report of the Group for the half year ended 31 March 2007 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2007	31/3/2006	+/(-)
	RM'000	RM'000 (Restated)	%
Revenue	2,206,852	1,870,471	18.0
Operating profit	366,264	308,144	18.9
Finance cost	(11,896)	(4,691)	153.6
Share of results of associated companies	11,321	11,278	0.4
PROFIT BEFORE TAXATION	**365,689**	**314,731**	**16.2**
Tax expense	(81,193)	(66,935)	21.3
NET PROFIT FOR THE PERIOD	**284,496**	**247,796**	**14.8**
Attributable to:			
Equity holders of the parent	282,809	245,869	15.0
Minority interests	1,687	1,927	(12.5)
	284,496	**247,796**	**14.8**
Earnings per share (sen)	26.56	23.09	

2. REVIEW OF PERFORMANCE

For the half year, the Group's profit before taxation was 16.2% higher at RM365.7 million compared to the previous year's same period. Plantation sector, benefitting from higher palm product and rubber prices, contributed substantially to the Group's improved results.

3. CURRENT YEAR'S PROSPECTS

With the current strong palm product prices, plantation profits are expected to improve further and together with expected profit improvement from the manufacturing sector, the Directors are of the opinion that the Group's profit for the current financial year would be higher.

4. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2007	AS AT PRECEDING FINANCIAL YEAR END 30/9/2006
	RM'000	RM'000 (Restated)
Property, plant and equipment	1,878,312	1,586,831
Investment property	617	623
Prepaid lease payments	200,439	214,639
Biological assets	1,142,005	1,136,557
Land held for property development	194,668	194,305
Investments in associates	148,172	141,341
Other investments	441,715	449,178
Deferred tax assets	6,169	7,232
Intangible assets	45,471	23,315
Goodwill on consolidation	262,072	101,061
	4,319,640	3,855,082
Current assets		
Inventories	733,017	724,734
Trade and other receivables	758,572	602,892
Tax recoverable	13,813	23,621
Property development costs	25,458	25,960
Cash and cash equivalents	423,185	460,471
	1,954,045	1,837,678
Current liabilities		
Trade and other payables	448,096	399,602
Borrowings	534,131	278,390
Obligations under finance leases	-	28
Tax payable	50,112	24,730
	1,032,339	702,750
Net current assets	921,706	1,134,928
	5,241,346	4,990,010
Share capital	1,067,505	712,516
Reserves	3,514,529	3,795,820
	4,582,034	4,508,336
Less : Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the parent	4,568,587	4,494,889
Minority interests	164,895	168,795
Total equity	4,733,482	4,663,684
Long term and deferred liabilities		
Deferred tax liabilities	198,234	186,911
Provision for retirement benefits	39,589	40,809
Borrowings	270,041	98,578
Obligations under finance leases	-	28
	507,864	326,326
	5,241,346	4,990,010
Net assets per share attributable to equity holders of the parent (RM)	4.29	4.22

5. PLANTATION STATISTICS

			Six Months Ended 31/3/2007	Six Months Ended 31/3/2006
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	1,129,265	1,118,218
	- Yield per hectare	(tonnes FFB)	10.72	11.20
Rubber	- Own production	('000 kg)	11,712	12,840
	- Yield per hectare	(kg)	738	790
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	153,781	141,623
Oil palm in harvesting		(hectares)	105,543	99,950
Rubber in tapping		(hectares)	15,566	16,021
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(RM per tonne)	1,749	1,428
Palm oil	- Ex-mill	(RM per tonne)	1,640	1,395
Palm kernel oil	- Ex-mill	(RM per tonne)	1,885	1,971
Palm kernel cake	- Ex-mill	(RM per tonne)	208	159
Palm kernel	- Ex-mill	(RM per tonne)	924	934
FFB	- Ex-estate	(RM per tonne)	335	274
Rubber	- Net of cess	(sen per kg)	763	673

6. DIVIDEND

An interim dividend of 10 sen per share less 27% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2007 (year ended 30 September 2006 : 10 sen per share less 28% Malaysian income tax) and will be paid on 9 August 2007 to shareholders registered on the Company's Register of Members as at 16 July 2007.

A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 12 July 2007 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2007 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *http://announcements.bursamalaysia.com/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

26 May 2007

END